SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




           RYANAIR BEATS EASYJET ON PUNCTUALITY FOR 49 WEEKS OF 2003
                                       &
                  CELEBRATES WITH 490,000 SEATS FOR JUST 49p!

Ryanair, Europe's no.1 low fares airline, today (18th December 03) celebrated beating Easyjet's punctuality for ALL 49 weeks of the year so far, by announcing a massive pre-Christmas seat sale with 490,000 seats for 49p(excl taxes). That's 10,000 seats for every week Ryanair has been MORE on-time than Easyjet.

Announcing the celebration 49p seat sale, Ryanair's Head of Communications, Paul Fitzsimmons said:

"Ryanair has beaten Easyjet for punctuality in every week of 2003 (see attached weekly schedule). In fact, Ryanair is beating every major airline in Europe when it comes to punctuality, making Ryanair Europe's No.1 on-time airline.

To celebrate Ryanair beating Easyjet for each of the 49 weeks of the year so far we are offering 490,000 seats for only 49p (exc taxes)! These 490,000 seats at 49p will be available from Friday 19th Dec - midnight Tuesday 23rd Dec 03 only at www.ryanair.com, and we would urge customers to book quickly and make another on-time departure with Ryanair!"

Ends            18th December 2003

For further information:
Paul Fitzsimmons - Ryanair
Tel: 00 353 1 812 1228

Pauline McAlester - Murray Consultants
Tel: 00 353 1 4980 300

Notes:
Booking period:19th Dec - midnight Tuesday 23rd Dec 03
Travel period:6th Jan - 31st March 04
Applicable days:seats available every day
Subject to availability - terms & conditions apply - see www.ryanair.com for details


Ryanair / EasyJet Punctuality Comparisons



                                     On Times
     Week Ending              Ryanair        easyJet           Ryanair
                                                              Position

       06-Jan                     81%            72%                 1
       12-Jan                     84%            76%                 1
       19-Jan                     93%            86%                 1
       26-Jan                     97%            88%                 1
       02-Feb                     81%            64%                 1
       09 Feb                     90%            63%                 1
       16 Feb                     89%            73%                 1
       23-Feb                     86%            72%                 1
       02- Mar                    91%            79%                 1
       09-Mar                     88%            81%                 1
       16-Mar                     94%            86%                 1
      23-March                    86%            82%                 1
      30-March                    93%            78%                 1
       6-April                    92%            68%                 1
      13-April                    95%            79%                 1
      20-April                    93%            78%                 1
      27-April                    97%            81%                 1
       05 May                     91%            75%                 1
       11-May                     94%            81%                 1
       18-May                     92%            70%                 1
       25-May                     91%            NA                  1
        1-Jun                     90%            63%                 1
        8-Jun                     90%            62%                 1
       15-Jun                     95%            77%                 1
       22-Jun                     94%            74%                 1
       29-Jun                     92%            72%                 1
       06 Jul                     92%            67%                 1
       13 Jul                     96%            78%                 1
       20 Jul                     88%            71%                 1
       27 Jul                     94%            71%                 1
       03 Aug                     93%            ??                  1
       10 Aug                     89%            75%                 1
       17 Aug                     92%            74%                 1
       24 Aug                     95%            78%                 1
       31-Aug                     90%            73%                 1
       07-Sep                     93%            69%                 1
       14-Sep                     94%            78%                 1
       21-Sep                     96%            80%                 1
       28-Sep                     94%            79%                 1
       05-Oct                     94%            79%                 1
       12-Oct                     96%            81%                 1
       19- Oct                    95%            77%                 1
       26- Oct                    88%            75%                 1
       2 - Nov                    93%            77%                 1
       9 - Nov                    94%            86%                 1
      16 - Nov                    91%            79%                 1
      23 - Nov                    92%            84%                 1
      30 - Nov                    92%            83%                 1
       7- Dec                     83%            78%                 1




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 December 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director